Reservoir Media, Inc.

200 Varick Street, Suite 801A

New York, NY 10014

May 8, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kate Beukenkamp
Division of Corporation Finance Office of Trade & Services

Reservoir Media, Inc.
Registration Statement on Form S-3
(File No. 333-278985)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 of Reservoir Media, Inc. (the “Company”) be accelerated to May 10, 2024 at 4:00 p.m. New York City time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

*****

Very truly yours,

By:	/s/ Jim Heindlmeyer
Name:	Jim Heindlmeyer
Title:	Chief Financial Officer